Exhibit 99.2

ANNOUNCEMENT

Perdigão Agroindustrial S/A and Grandi Salumifici Italiani today announced the conclusion of negotiations for the acquisition by Perdigão of Sino dos Alpes Alimentos Ltda, located in the city of Bom Retiro do Sul in the state of Rio Grande do Sul.

Grandi Salumifici Italiani, besides Italy, where it has 11 industrial units, runs plants in China (six) and in Austria (one), and offers a complete mix of items with the genuine quality of Italian culinary art.

In addition to the industrial unit, which produces processed meats, the acquisition worth R$ 8.5 million, involved a memorandum of understanding for the exchange of technology between the two companies and the mutual sale of products from their respective portfolios.

Perdigão will have the right of use of the Senfter and Casa Modena brands in Brazil for a fixed period. In the short term, the Company intends to optimize the production capacity of this unit, installing the technology and know-how responsible for Perdigão’s products being acclaimed throughout the world.

Perdigão reaffirms its commitment to sustainable growth and social responsibility, the creation of new employment opportunities and to contributing to the improvement of the quality of life of the communities where it operates.

Bom Retiro do Sul, March 16 2007

Perdigão S.A.	Grandi Salumifici Italiani
Wang Wei Chang	Management
Chief Financial Officer	Luca Sita